SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

American Apparel, LLC (formerly American Apparel, Inc.)

(Name of Issuer)

Units

(Title of Class of Securities)

N/A

(CUSIP Number)

Christopher Shackelton/Adam Gray

Metro Center

1 Station Place, 7th Floor South

Stamford, CT 06902

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 5, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of section 18 of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. N/A	Page 2 of 11 Pages

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Coliseum Capital Management, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,524,585 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,524,585 (1)
11.	Aggregate amount beneficially owned by each reporting person 1,524,585 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 15.9%
14.	Type of reporting person (see instructions) OO, IA

(1)	Includes 11,684 Units that could be obtained upon election to purchase additional Units by making an Additional Equity Election. See Item 4.

SCHEDULE 13D

CUSIP No. N/A	Page 3 of 11 Pages

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Coliseum Capital, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,146,299 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,146,299 (1)
11.	Aggregate amount beneficially owned by each reporting person 1,146,299 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 11.9%
14.	Type of reporting person (see instructions) OO

(1)	Includes 8,874 Units that could be obtained upon election to purchase additional Units by making an Additional Equity Election. See Item 4.

SCHEDULE 13D

CUSIP No. N/A	Page 4 of 11 Pages

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Coliseum Capital Partners, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 931,786 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 931,786 (1)
11.	Aggregate amount beneficially owned by each reporting person 931,786 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 9.7%
14.	Type of reporting person (see instructions) PN

(1)	Includes 7,071 Units that could be obtained upon election to purchase additional Units by making an Additional Equity Election. See Item 4.

SCHEDULE 13D

CUSIP No. N/A	Page 5 of 11 Pages

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Coliseum Capital Partners II, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 214,513 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 214,513 (1)
11.	Aggregate amount beneficially owned by each reporting person 214,513 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 2.2%
14.	Type of reporting person (see instructions) PN

(1)	Includes 1,803 Units that could be obtained upon election to purchase additional Units by making an Additional Equity Election. See Item 4.

SCHEDULE 13D

CUSIP No. N/A	Page 6 of 11 Pages

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Adam Gray
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,524,585 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,524,585 (1)
11.	Aggregate amount beneficially owned by each reporting person 1,524,585 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 15.9%
14.	Type of reporting person (see instructions) IN

(1)	Includes 11,684 Units that could be obtained upon election to purchase additional Units by making an Additional Equity Election. See Item 4.

SCHEDULE 13D

CUSIP No. N/A	Page 7 of 11 Pages

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Christopher Shackelton
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,524,585 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,524,585 (1)
11.	Aggregate amount beneficially owned by each reporting person 1,524,585 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 15.9%
14.	Type of reporting person (see instructions) IN

(1)	Includes 11,684 Units that could be obtained upon election to purchase additional Units by making an Additional Equity Election. See Item 4.

SCHEDULE 13D

CUSIP No. N/A	Page 8 of 11 Pages

Item 1.	Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the units of membership interest (the “Units”) of American Apparel, LLC (the “Issuer”), a limited liability company organized under the laws of Delaware. The principal executive office of the Issuer is located at 747 Warehouse Street, Los Angeles, CA 90021.

Item 2.	Identity and Background.

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons and the information regarding them, are as follows:

(a)	This Schedule 13D is filed by:

•	Coliseum Capital Management, LLC, a Delaware limited liability company (“CCM”);

•	Coliseum Capital, LLC, a Delaware limited liability company (“CC”);

•	Coliseum Capital Partners, L.P., a Delaware limited partnership (“CCP”);

•	Coliseum Capital Partners II, L.P., a Delaware limited partnership (“CCP2”);

•	Adam Gray, a director of the Issuer (“Gray”); and

•	Christopher Shackelton (“Shackelton”).

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons”. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)	The business address of the Reporting Persons is Metro Center, 1 Station Place, 7th Floor South, Stamford, CT 06902.

(c)	The present principal occupation or employment of each of the Reporting Persons and the name, principal business and address of any corporation or other organization in which such employment is conducted is as follows:

CCM is the investment adviser to CCP and CCP2, which are investment limited partnerships. CC is the General Partner of CCP and CCP2. Gray and Shackelton are the managers of CC and CCM.

(d)	During the past five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f)	The citizenship or place of organization for each of the Reporting Persons is listed in Row 6 of the cover pages hereto.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired the Units reported in this Schedule 13D pursuant to the Plan (as defined in Item 4), as more fully described in Item 4.

SCHEDULE 13D

CUSIP No. N/A	Page 9 of 11 Pages

Item 4.	Purpose of Transaction.

As described in the Quarterly Report on Form 10-Q filed by the Issuer on February 1, 2016, on October 5, 2015, American Apparel, Inc. (“AA Inc.”) and its affiliated co-debtors (together with AA Inc., the “Debtors”) filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code thereby commencing Case No. 15-12055 (BLS) with the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). On January 27, 2016, the Bankruptcy Court entered an order (the “Confirmation Order”), confirming the Debtors’ Joint Plan of Reorganization (the “Plan”) pursuant to which, (i) AA Inc. was converted into a Delaware limited liability company, American Apparel, LLC and (ii) the Issuer issued Units representing limited liability company interests in the Issuer to certain holders of claims against the Debtors. A copy of the Plan is attached as Exhibit 99.2 to the Current Report on Form 8-K filed by AA Inc. on January 15, 2016. The Reporting Persons were holders of Prepetition Note Secured Claims (as defined in the Plan), and as such, upon consummation of the Plan on February 5, 2015 (the “Effective Date”), the Reporting Persons received 15.8%1 of the Units issued as of the Effective Date under the Plan (including the Units issued in connection with the $10 million equity contribution that was made pursuant to the Equity Commitment Agreement) and the right to appoint one member to the board of directors of the Issuer (the “Board”) as further described in the Plan. The Reporting Persons have initially appointed Adam Gray to the Board pursuant to such board appointment right.

Approximately $3,735,754 of the Reporting Persons’ Prepetition Note Secured Claims constitute Minority Equityholder Notes Claims (as defined in the Equity Commitment Agreement), and the Reporting Persons may elect to purchase additional Units at $10 per Unit by making an Additional Equity Election, with respect to their Minority Equityholder Notes Claims, by March 7, 2016. The Reporting Persons intend to make such an election and estimate, based on their preliminary calculations, that they will have the right to purchase approximately 11,684 additional Units in connection with such Additional Equity Election.

The foregoing summary of the Equity Commitment Agreement and the Plan is qualified in its entirety to the Equity Commitment Agreement, a copy of which is filed as Exhibit 10.3 to the Current Report on Form 8-K on October 8, 2015 and incorporated herein by reference, and the Plan, a copy of which is filed as Exhibit 99.2 to the Current Report on Form 8-K on January 15, 2016 and incorporated herein by reference.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, the Issuer’s financial position and strategic direction, actions taken by the Board of the Issuer, price levels of the Units, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Units, other securities or derivative instruments related thereto or selling some or all of their Units, other securities or derivative instruments, engaging in hedging or similar transactions with respect to the Units, and, alone or with others, pursuing discussions with the management, the Board of the Issuer, other holders of Units of the Issuer and third parties with regard to their investment in the Issuer, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)	Unless otherwise indicated, the percentages used herein and in the rest of this Schedule 13D are calculated based upon 9,608,879 outstanding Units, which consists of (i) the 9,597,195 Units outstanding as set forth in the Limited Liability Company Operating Agreement of the Issuer dated February 5, 2016 and (ii) 11,684 Units to be issued in connection with the Reporting Persons’ anticipated Additional Equity Election.

[1]	This percentage does not include any of the Units that are issuable following the Effective Date in connection with any Additional Equity Election (as defined in the Plan) that is made pursuant to the terms of the Plan and the Equity Commitment Agreement by and among AA Inc. and the Commitment Parties thereto dated as of October 4, 2015 (the “Equity Commitment Agreement”).

SCHEDULE 13D

CUSIP No. N/A	Page 10 of 11 Pages

The information required by Items 5(a) – (b) is set forth in rows 7 – 13 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

(c)	Other than as reported in Item 4, the Reporting Persons have not effected any transactions in the Units during the past 60 days.

(d)	Except as set forth in Item 6 hereof, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Units reported herein.

(e)	Not applicable.

The information in Items 4 and 6 is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

CCM is an investment adviser whose clients, including CCP, CCP2 and the Separate Account, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock. CC is the general partner of CCP and CCP2. Gray and Shackelton are the managers of CC and CCM.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit 1 to this Schedule 13D and is incorporated by reference herein.

The information in Item 4 is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description

1*	Joint Filing Agreement, dated February 16, 2016

2	Joint Plan of Reorganization, filed as Exhibit 99.2 to the Issuer’s Current Report on Form 8-K on January 15, 2016 and incorporated herein by reference

3	Equity Commitment Agreement, filed as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K on October 8, 2015 and incorporated herein by reference

*	Filed herewith.

SCHEDULE 13D

CUSIP No. N/A	Page 11 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct

DATED: February 16, 2016

COLISEUM CAPITAL MANAGEMENT, LLC		COLISEUM CAPITAL PARTNERS II, L.P.

		By:	Coliseum Capital, LLC, General Partner

By:	/s/ Chivonne Cassar, Attorney-in-fact Chivonne Cassar, Attorney-in-fact	By:	/s/ Chivonne Cassar, Attorney-in-fact Chivonne Cassar, Attorney-in-fact

COLISEUM CAPITAL, LLC		ADAM GRAY

By:	/s/ Chivonne Cassar, Attorney-in-fact Chivonne Cassar, Attorney-in-fact	By:	/s/ Chivonne Cassar, Attorney-in-fact Chivonne Cassar, Attorney-in-fact

COLISEUM CAPITAL PARTNERS, L.P.		CHRISTOPHER SHACKELTON

By:	Coliseum Capital, LLC, General Partner

By:	/s/ Chivonne Cassar, Attorney-in-fact Chivonne Cassar, Attorney-in-fact	By:	/s/ Chivonne Cassar, Attorney-in-fact Chivonne Cassar, Attorney-in-fact